SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: May 28, 2003

List of materials

Documents attached hereto:

i)	Press release regarding Sony group’s corporate strategy for the fiscal year ending March 31, 2004 confirming Sony’s position as a leading global brand

SONY

6-7-35 Kitashinagawa

Shinagawa-ku

Tokyo 141-0001

News & Information

May 28, 2003

No. 03-023E

Sony Group Corporate Strategy for Fiscal Year 2003

(April 2003~March 2004)

Confirming Sony’s Position as a Leading Global Brand

Tokyo, Japan — Sony Corporation will celebrate its 60th anniversary in FY2006. As the company moves toward this milestone, it will renew its efforts to enhance group competitiveness and will aim to achieve a business structure securing a consolidated operating profit margin of at least 10% (excluding financial business). Reaching this target will firmly establish Sony’s position as a global media and technology company with one of the strongest brands in the world. To achieve these goals Sony will pursue a strategy founded on the following:

•	Implementation of a second phase of structural reforms (first phase implemented April 1999-March 2003).

•	Strengthened product development and growth strategy for electronics and game

In addition to the measures above, corporate governance will be strengthened and the personnel and recruitment system reformed as Sony strives to transform itself into a company which can meet the needs of the 21st century.

Measures for FY03

1.    New Business and Operation Management Structure

1)	On April 1 2003, Sony announced changes in its business structure designed to maximize the effectiveness of investment in each core business category and to realize sustained profitability. With the Group HQ Global Hub at the center, eight key business units were defined, comprising 4 network companies (NCs), 3 business groups and Sony Ericsson Mobile Communications. Further authority will be delegated to each business unit allowing them to manage autonomously on the basis of mid to long-term strategy.

2)	In addition to the Group CFO, a CFO position has been established in each NC, responsible for closely monitoring its business operation. NC CFOs will ensure that NCs operate with a considerable degree of autonomy while maintaining strategic linkages to the Global Hub. The result should be an establishment of an overall monitoring system which allows Sony Group top management to swiftly and accurately analyze the Group’s entire business situation.

3)	In order to allow top management to make timely strategic decisions, group operational performance will be monitored and evaluated on a weekly basis.

2.    Strengthening Product Development for the Electronics Business in FY03

Sony will introduce a series of attractive new products in the following categories, whose strength will be based on the company’s unique technology assets and key devices. The aim is for these products to regain and maintain market leadership.

1)	Flat Panel Displays/Televisions

Sony’s lineup in PDP and LCD televisions will be strengthened in the runup to the end-of-year holiday shopping season. We aim for the number 1 position in this market based on the superb image quality created by the “Wega Engine” system.

2)	DVD±RW

We aim for a leadership position in the rapidly growing Japanese market for DVD and Hard Disk Recorders. Our line up in DVD±RW Recorders and CoCoon will be enhanced as we move into the end-of-year holiday shopping season.

3)	Camcorders and Digital Still Cameras

A series of models will be introduced aiming at number 1 position in the market. The product range will develop to meet the rapidly diversifying tastes of customers.

4)	VAIO

Building on the AV/IT concept, attractive new models, all equipped with DVD drives, will be introduced. With an enhanced supply chain management system, profit recovery is targeted.

5)	PSX

Sony plans to introduce a new product “PSX” within this year in the domestic market. This will integrate elements from game and electronics, uniting advanced semiconductor process technology and real time OS from the game sector with extremely fast DVD/HDD recorders.

6)	Mobile Phones

Sony Ericsson Mobile Communications will continue to introduce a variety of attractive new models to the market. The business base of the company will be reinforced through strengthened supply chain management and concentration of resources into GSM/CDMA.

Mid-term Strategy toward FY06

Sony’s current operating profit margin stands at about 4% (excluding structural reform costs). Sony plans to implement a second phase of structural reform which will increase the operating profit margin by 3%. Furthermore we project that the growth strategy envisioned for electronics and game will contribute a 3% increase. This should allow Sony to reach its target of 10% consolidated operating profit by Fiscal Year 2006 (excluding finance.)

1.    Phase 2 of Structural Reform (April 2003-March 2006)

Sony will implement a second phase of structural reform designed to secure an appropriate level of profitability for a leading company in the global business field. In the next three years Sony will spend approximately ¥300 billion for restructuring measures centered on the Electronics business. For FY03, expenditures will be ¥140 billion (¥130 billion in Electronics) and this is projected to result in annual cost savings of about ¥75 billion from FY04.

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1)	Sony will further integrate its engineering and development resources to create a more efficient manufacturing platform for horizontal support (enhancing engineering base, reducing fixed and variable costs).

2)	Increased selection and focus mainly in the electronics business in order to convert to a high-profit structure (exiting from unprofitable business lines, disposal and sale of non-strategic assets).

3)	Further rationalization of production facilities, expansion of “multi-category” production, strengthening of module (key device block) production and conversion to “multi-functional” operation (design, call center, service center etc.)

4)	Cutting fixed costs (including Sony Corp.) to rectify the current unbalanced group revenue/cost structure where yen-denominated revenue totals about 30%, while yen-denominated costs total about 50%.

5)	Reforming Sony’s domestic (Japanese) personnel system through stringent implementation of performance-based compensation and a renewed employment structure including further deployment of human resources from overseas.

2.    Growth Strategy for Electronics and Game

In four key areas detailed below, the business base will be strengthened and a growth strategy promoted.

1)    Solidifying No. 1 Position in Audio-Visual Categories

Audio-Visual is a core business category, and here we will create a vertically integrated structure through the application of mechatronics and Sony key devices which will result in high added value and product differentiation. This will in turn realize high and sustained profitability. The shift of resources to growth areas like Flat Panel Displays, Optical Disk/HDD Recorders and digital imaging equipment will be accelerated. At the same time added value will be promoted through the application of broadband capability and key devices will increasingly be produced within Sony.

2)    Creating New Product Categories through Integration of Game and Electronics Technology

PSX and PSP (due to debut at the end of Calendar 2004) will mark the beginning of a new series of products that will unite the most advanced Electronics devices with the leading-edge semiconductor technology associated with the Game sector. These products will create a new market based on a massive integrated platform where customers can enjoy the latest content (game, pictures, music etc.)

3)    Eliciting the Growth Potential in IT/Telecommunications Sectors

In its role as a home network gateway, VAIO’s functions will be strengthened and its links to peripherals and network services promoted in order to create a total business model that increases profit. Sony Ericsson Mobile Communications will strengthen product development in the mobile phone business, while reconfiguring their USA and China operations and focusing resources in strategic areas.

4)    Enhancing Semiconductor Business

Semiconductors are key devices for adding value in order to differentiate products. Sony will continue to apply its unique and leading-edge technologies in this field to enhance the competitiveness of its products. R&D for system LSIs and imaging devices key to electronics products will be energetically promoted. Advanced semiconductor process technology and DRAM-embedding technology will be pursued and the development and investment in processors will continue. In CCDs, where Sony maintains a high market share, efforts will be made to balance external and internal sales, thus reinforcing competitiveness and securing profitability.

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To support a growth strategy for electronics, R&D efforts will focus on the following:

1)	Development of competitive key devices to maximize added value in products

*	Imaging devices and peripheral devices

*	Devices for next-generation Flat Panel Displays (OEL and FED) and projectors

2)	Development of next-generation processors, centering on CELL. Potential applications include:

*	Home Server

*	Broadband-capable Television

3)	Core technology and components (architecture, OS, middleware, chipsets) to be standardized to create a strengthened, speedier development and engineering environment.

4)	Develop IT technology related to content distribution

Note:

The Sony group plans to spend a total of ¥1 trillion on semiconductor investment and R&D in the three years starting from FY03. Approximately ¥500 billion will be spent on capital investment for semiconductors like CELL and imaging devices where major growth prospects are envisaged (¥175 billion in FY03). Approximately ¥500 billion will be spent on R&D* for key devices for product enhancement (¥150 billion in FY03).

*	excludes R&D for prototypes

Group Strategy

1.    Entertainment

Music

Under the new management structure, Sony Music Entertainment (SME) implemented a series of organizational changes designed to further intensify its focus on artist development, streamline operations, and position the organization for future growth. The company continues to focus its energy and resources on identifying and developing talent, as well as on developing new A&R sources in virtually every territory across the globe. As part of these changes, SME has created Sony Urban Music, a new division that is dedicated to identifying and developing the best urban talent.

Pictures

Sony Pictures Entertainment (SPE) will energetically promote new releases and develop its franchise strategy to reinforce its market position. Core programming for television will be strengthened and the rich library of assets leveraged to pursue new programming and business opportunities. At the same time, digital initiatives will help advance the broadband distribution of SPE content directly to consumers. Initiatives to promote maximum efficiencies and ensure sustained profitability will continue.

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2.    Personal Solutions Business Group (PSBG) and Network Application and Content Service Sector (NACS)

PSBG: PSBG will focus on the development of new services centered on individual customers. Cross-marketing opportunities with other Sony divisions will be explored with the aim of creating new customer-bases and business chances. In the longer-term, alliances may be created both within and outside the Sony group, based on proximity to the customer base, to provide integrated services to customers.

NACS: NACS is responsible for leading the Sony Group to the early realization of its business model to integrate hardware and content. Through this Sony will be able to provide network services which offer customers new value for the broadband era. At the same time NACS provides horizontal support to NCs and Business Groups through its linkage with the Platform Technology Center.

Inquiries

Sony Corporate Communications

TEL 03-5448-2200        FAX 03-5448-3061

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Sony 2003 Corporate Strategy Meeting Supplementary Material

Electronics Segment Operating Income for the Fiscal Year Ended March 31, 2003

Operating Income Forecast by Sony in January 2003:   ¥130.0 Billion

Actual Fiscal Year Operating Income:                               41.4 Billion

Factors leading to the variance shown above were:

•	Pro-active acceleration of inventory reductions due to uncertainty regarding the market environment in the first quarter ending June 30, 2003 (approximately ¥26.0 billion negative impact).

•	An increase in extraordinary items including patent related expenses (approximately ¥26.0 billion negative impact).

•	A decrease in operating income from a decrease in sales (approximately ¥10.0 billion negative impact).

•	Other factors including an increase in the amount of new product prototype development expenses (approximately ¥26.6 billion negative impact).

Cost and Benefit of the Three Year, 300 Billion Yen Restructuring Plan Beginning in the Fiscal Year Ending March 31, 2004

Breakdown of the ¥300 Billion Cost:	Approximately ¥280 Billion in Electronics

Breakdown of the Benefit of the ¥300 Billion Cost:	Annualized Savings of Approximately ¥200 Billion
(Approximately ¥170 Billion in Electronics)

Cost and Benefit of the 140 Billion Yen Restructuring Plan for the Fiscal Year Ending March 31, 2004

Breakdown of the ¥140 Billion Cost:	Approximately ¥130 Billion in Electronics
(Personnel Related Expenses:
Approximately ¥70 Billion)
(Facility Impairments: Approximately ¥60 Billion)

Breakdown of the Benefit of the ¥140 Billion:	Annualized Savings of Approximately ¥75 Billion

Approximately ¥60 Billion of the ¥75 Billion is
Expected to be in Electronics
(Personnel Expense Reduction:
Approximate ¥30 Billion)
(Cost Reduction including Facility Impairments:
Approximate ¥30 Billion)